November 17, 2009

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          ING Series Fund, Inc. (on behalf of ING Small Company Fund) (File No. 333-162509)

Dear Mr. Thompson:

This letter responds to the comments that you provided to us in a telephone conversation on November 12, 2009 in connection with the Staff’s review of the registration statement filed on Form N-14 on behalf of ING Small Company Fund (the “Acquiring Fund”), a series of ING Series Fund, Inc. (the “Registrant”), on October 15, 2009, and amended on October 26, 2009 (the “Registration Statement”).  The Registration Statement was filed in connection with the proposed reorganization (the “Reorganization”) of ING SmallCap Value Multi-Manager Fund (the “Acquired Fund” and with the Acquiring Fund, the “Funds”), a series of ING Equity Trust, with and into the Acquiring Fund.  Your comments and the Registrant’s responses are provided below.  In response to your comments, the Registrant has also revised the Registration Statement.  All of these revisions will be reflected in the Registration Statement which will be filed on or about November 19, 2009 on the EDGAR system.  Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

I.              GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1)     Comment: Pages 4 - 5.  The placement of the fee table on pages 4 and 5 is confusing and does not conform to Form N-1A.  It should be moved forward.

Response:  As we discussed during our telephone conference, the placement and presentation of the fee table have been the subject of numerous discussions with the Staff in the past.  The Staff has agreed that the side-by-side comparison summary of the gross and net expenses for both acquired and acquiring funds may be presented as part of the synopsis as required by Item 3(b) of Form N-14, as long as it includes a prominent reference to the complete fee table that conforms with Form N-1A, Item 3 requirements.  The organization of this Registration Statement is consistent with that understanding.

2)     Comment 2(a): Page 8.  Please highlight the portfolio turnover differences between the Acquired Fund and the Acquiring Fund.

Response:  In response to your comment, the following disclosure has been added to page 8:

Unlike SmallCap Value Multi-Manager Fund, Small Company Fund may engage in frequent and active trading of portfolio securities to achieve its investment objective, and thus is potentially subject to higher portfolio turnover.

Comment 2(b): Page 8.  Please highlight on page 8 why many portfolio holdings of the Acquired Fund will be sold shortly prior to the Reorganization.

Response:  The sale of the Acquired Fund’s portfolio holdings prior to the Reorganization is currently disclosed in one of the bullet points of the Summary section.  This bullet point refers to the “Portfolio Transitioning” section for detailed description.

The fifth sentence in this bullet point has been revised as follows:

As further described in the “Portfolio Transitioning” section, ~~I~~it is anticipated that most~~all~~ portfolio transitioning will take place shortly prior to the Closing Date, and the transaction costs of this transition would be borne by ING Investments and/or an affiliate.

Furthermore, the second paragraph of the “Portfolio Transitioning” section has been revised as follows:

It is anticipated that ING IM ~~may~~will sell ~~a portion~~most of SmallCap Value Multi-Manager Fund’s holdings shortly prior to the Closing Date to transition its portfolio holdings to Small Company Fund.  Management’s determination to conduct these pre-merger sales was based on all the facts and circumstances of the Reorganization, including the facts that (i) a pre-merger transition would allow Small Company Fund to be as fully invested as practicable after the Reorganization, (ii) a post-merger transition could cause Small Company Fund to receive certain holdings that do not fit its investment program and could negatively impact its performance, and (iii) ING Investments or an affiliate will pay for all brokerage costs associated with portfolio transitioning.  The proceeds of such sales may be held in temporary investments or invested in assets that Small Company Fund may hold or wish to hold.  After the Closing Date…

The Registrant believes that these revisions sufficiently highlight the reasons for the pre-merger portfolio transitioning in response to the Staff’s comment.  The pre-merger transitioning is prominently described in the bullet points of the “Summary” section which specifically refers to the “Portfolio Transitioning” section for detailed description.

3)     Comment 3: Page 20.  Please indicate in the third column of the fee table that the Acquiring Fund’s expenses reflect both current and pro forma expenses.

Response:  The title of this third column has been revised to state the following: “Small Company Fund (Current and Pro Forma)”.

4)     Comment 4: Page 27.  Please disclose the estimated expenses of the Reorganization and the estimated transaction costs associated with portfolio transitioning.

Response: As it is currently disclosed in both the “Board Considerations” section on page 26 and the “Expenses of the Reorganization” section on page 27, the expenses of the Reorganization and brokerage costs associated with portfolio transitioning will be borne by ING Investments, LLC, the Funds’ investment adviser, or an affiliate, not by the Funds.  As a result, the Registrant is not required to disclose the estimated expenses of the Reorganization and the estimated transaction costs associated with portfolio transitioning.

5)     Comment 5: Appendix B — Page B-1.  Please restate footnote 7 on page B-1 of Appendix B that Class B shares convert to Class A after 8 years or in the 9th year.

Response: The footnote has been revised as follows:

Class B shares of Small Company Fund issued to shareholders of SmallCap Value Multi-Manager Fund in the Reorganization will convert to Class A shares ~~in the eighth~~after eight years from the original date of purchase of the Class B shares of SmallCap Value Multi-Manager Fund.

II.            MISCELLANEOUS

6)     Comment: Please provide the required Tandy letter along with your response.

Response:  The requested representation letter is attached.

*              *              *

We hope you find our changes to these materials to be responsive.  If you have any additional questions, please do not hesitate to contact the undersigned at 202.261.3496 or Jutta M. Frankfurter at 202.261.3484.

Sincerely,

/s/ Hoang T. Pham
Hoang T. Pham

Attachment

cc:	Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

Christopher C. Okoroegbe
Counsel
ING U.S. Legal Services

Jeffrey S. Puretz
Partner
Dechert LLP

[ING FUNDS LOGO]

November 17, 2009

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          ING Series Fund, Inc. (on behalf of ING Small Company Fund) (File No. 333-162509)

Dear Mr. Thompson:

In connection with a response being made on behalf of ING Series Fund, Inc. (the “Registrant”) to comments provided by you with respect to the registration statement filed on Form N-14 on behalf of ING Small Company Fund on October 15, 2009 and amended on October 26, 2009 (the “Registration Statement”), the Registrant hereby acknowledges that:

•      the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•      comments of the staff of the U.S. Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement;

•      should the SEC or the SEC staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the Registration Statement; and

•      the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your request.  Please do not hesitate to contact me at 480.477.2666, if you have any questions concerning the foregoing.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

cc:           Jeffrey S. Puretz

Dechert LLP